FOR IMMEDIATE RELEASE

Qatar Telecom (Qtel) to acquire interest in PT Indosat Tbk (Indosat) from Asia Mobile Holding Pte Ltd (AMH)

Singapore and Qatar, 7 June 2008 – Qatar Telecom QSC (“Qtel”), one of the Middle East’s fast-growing telecommunications companies, and Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”), a leading information-communications company with operations in the Asia-Pacific, the Americas and Europe, today announced that their jointly held subsidiary, Asia Mobile Holding Pte. Ltd. (“AMH”), will sell its 40.8% interest in PT Indosat Tbk (“Indosat”) to Qtel.

Under the terms of the Agreements dated 6 June 2008, Qtel has agreed to pay S$2.4 billion (US$1.8 billion) in cash to acquire AMH’s total interest in Indosat.

His Excellency Sheikh Abdullah Al Thani, Qtel’s Group Chairman, said, “We are very delighted to increase our strategic stake in Indosat. The transaction demonstrates Qtel’s commitment to Indonesia and its rapidly developing infrastructure. With this transaction, the Group will service nearly 44 million customers in 16 countries. We look forward to working with the management and employees of Indosat and applaud them for their excellent record.”

Qtel’s Deputy Chairman, Sheikh Mohammed Al Thani, said “We are pleased to welcome Indosat to the Qtel family. Indosat represents a significant and exciting investment for the Qtel group. We will invest significantly in Indosat to support its growth and help it to achieve its full potential.”

Dr. Nasser Marafih, Qtel’s Chief Executive Officer, said “This investment is a logical progression of Qtel’s growth strategy, and allows Qtel to broaden its interests in Indonesia, the fourth most populous country in the world. We believe that Indonesia is a high growth market for telecommunications and that Indosat is very well placed to compete in that market.”

Mr Lee Theng Kiat, President and Chief Executive Officer of ST Telemedia, said “QTel is a global telecom company with strong management and clear vision. I am sure with the foundation we have given to Indosat in the last 5 years, following its record performance in 40 years in 2007, Qatar Telecom can now take it to greater heights.”

This transaction will not affect ST Telemedia and Qtel’s holding in AMH or investments in other markets made by ST Telemedia and Qtel through AMH. ST Telemedia will no longer have any involvement in Indosat. The 40.8% interest remains subject to a Supreme Court appeal in Indonesia. AMH will continue to own a stake in StarHub Ltd, Singapore’s second largest info-communication company, and Shenington Investments Pte Ltd, a holding company with telecommunication assets in Cambodia and Lao PDR.

- Ends -

ADDITIONAL NOTES TO THE EDITOR:

About Qtel

Qatar Telecom (“Qtel”) is a telecommunications service provider licensed by the Supreme Council of Information and Communication Technology (“ictQATAR”) to provide both fixed and mobile telecommunications services in the state of Qatar. Over the past 24 months, The Qtel Group has expanded it’s geographic footprint from 2 to 16 countries in the Middle East, the Indian Subcontinent and Asia Pacific, and is committed to expansion in line with the company’s strategic vision of becoming a global top-20 telecommunications provider by the year 2020.

Qtel’s achievements include:

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As of 31 March 2008, The Qtel Group achieved quarterly revenues of QR3.5 billion (US$1 billion) (2007 – QR1.5 billion (US$410 million)), an increase of 144% over the corresponding period in 2007. The Qtel Group also grew its mobile subscriber base from 9.1 million in March 2007 to 16.8 million as of March 2008.

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For the full year 2007, The Qtel Group achieved annual revenues of QR10.4 billion (US$2.9 billion) (2006 – QR4.4 billion (US$1.2 billion), an increase of 135% over the corresponding period in 2006. The Qtel Group also grew its mobile subscriber base from 1.7 million in December 2006 to 16.3 million as of December 2007.

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In Q1 2007, the 51% acquisition of Kuwait-based National Mobile Telecommunications Company KSC (“Wataniya”) from Kuwait Projects Company for a total cash consideration of US$3.8 billion. At the time, the largest deal of its kind in the region, this transaction won broad international recognition, including “Deal of the Year” (CommsMEA & Telecom Finance) awards.

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Q1 2007 also saw the The Qtel Group extending its international presence after acquiring a 25% equity stake in ST Telemedia's Asia Mobile Holdings Pte. Ltd. ("AMH")

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In August of 2007, The Qtel Group, as part of the Asiacell consortium, won a 15-year license to operate a GSM network in Iraq.

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The Qtel Group is also active in the fixed-wireless space, having recently launched wi-tribe, a wimax technology company with license to operate in Jordan and Pakistan.

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In November 2006, The Qtel Group entered into an agreement with AT&T Inc to acquire a strategic stake in NavLink – a leading provider of managed data services to businesses in the Middle East.

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In 2006 Qtel was the prestige partner of, and official telecommunications provider to, the 15th Asian Games Doha. It was here that Qtel implemented the most advanced technology in the region, including a wide range of local and international telephone services, Internet and data services, and complete support for the television and radio broadcasting required to support the Games and transmit it to over 3 billion people around the world.

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Qtel is a winner of the 2005 Gulf Excellence Award and the 2006 GCC Economic Award. The company is listed on the Doha Securities Market, Abu Dhabi Securities Market, Bahrain Stock Exchange and has a GDR listing at the London Stock Exchange.

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In 2004, Qtel won the public tender for Oman's second mobile license and subsequently launched its Nawras subsidiary services in March 2005, capturing more than 1.1 million new customers (over 40% of the Omani mobile market) up to 31 March 2008.

For more information, visit: www.qtel.com.qa

About Singapore Technologies Telemedia

Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”) is a leading player in the telecommunications and information services industry, with core competencies in mobile telephony and global IP services. Headquartered in Singapore, ST Telemedia invests in and manages an innovative group of companies globally, including StarHub, Indosat, Global Crossing, TeleChoice and ST Teleport.

ST Telemedia is a market leader in global connectivity and convergence, having the whole range of access networks to deliver current and next-generation of information and communications services. With years of regional and global operating and investment experience, ST Telemedia aims to build long-lasting businesses by constantly seeking new growth opportunities and innovation, and introducing next-generation solutions to bring enduring value to its customers, companies, partners and shareholders, and to enrich the lives of the community that it serves.

For more information, visit: www.sttelemedia.com

Background on Indosat and Indonesia

Indosat Tbk is a leading telecommunication and information service provider in Indonesia. It provides cellular services (Mentari, Matrix and IM3), IDD services (IDD001, IDD008 and FlatCall 016), fixed telecommunication services (StarOne, I Phone) and Multimedia, Internet & Data Communication Services (MIDI). Indosat is the second largest mobile phone operator in Indonesia with 26.4 million subscribers as at 31 March 2008, about 28% percent market share. Its revenue for 2007 was Rp16,489 billion (US$1.8 billion). It operates Indonesia’s first nation-wide GSM900 and GSM1800 networks and 3G network, and was the first mobile operator to offer GPRS and 2.5G services through pre and post-paid services. It also was the first to introduce BlackBerry® services in Indonesia. In November 2006, Indosat launched its 3.5G services in Jakarta and Surabaya areas and became the first 3G operator to provide 3G-High Speed Downlink Packet Access (HSPDA) technology (which is up to 9 times faster than general 3G service) and first 3G operator to offer the service to its Blackberry customers. Indosat has received many accolades and awards from international agencies such as Euromoney, Finance Asia, Asia Money, for areas in corporate governance, management, financial management, strategy and operational efficiency, and stakeholder value creation. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Indonesia is the fourth largest populous country in the world with more than 225 million people as at 31 December 2006. It is one of the fastest growing telecoms markets. Indonesia’s mobile penetration expanded to 28.3% in 2006 from a low of 3% in 2002. Its subscriber base had passed 63.8 million up from 3.6 million subscribers in just six years.

Press contacts

For ST Telemedia

Mrs Kuan Kwee Jee

T: +65 90682222

kweejee_kuan@sttelemedia.com

For Qtel

Adel Al Mutawa

+974 44 00 838

amutawa@qtel.com.qa

For Indosat

Adita Irawati

+62 816 101408

adita.irawati@indosat.com

Indonesia PR

Rizal Maris

+6281 6813739

rizal.maris@inkemaris.com

Note:
(1) SGD/USD rate of 1.3629 as at 6 June 2008

(2) IDR/USD rate of 9335 as at 6 June 2008

(3) QAR/USD rate of 3.6394 as at 6 June 2008